Exhibit (g)

CERTAIN INFORMATION RELATING TO THE BANK’S DEBT SECURITIES

The following information relates to certain U.S. federal income tax consequences of owning the securities described in the Bank’s prospectus dated September 14, 2018 (the “Prospectus”) and supplements the disclosure under the caption “Certain Tax Considerations—United States Taxation” set forth in the Prospectus.

Additional Information on United States Taxation

As described in the Prospectus, withholding under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986 (“FATCA”) will potentially apply to payments in respect of any Guaranteed Debt Securities that are treated as “foreign passthru payments” for FATCA purposes. Recently issued U.S. Treasury guidance extends the start date of such withholding to the date that is two years after the date on which final regulations defining foreign passthru payments are published in the U.S. Federal Register.